

Piengchai Pookakupt, Ph.D.
Executive Vice President





12g3-2(b) File No.82-4922

Ref No. CN. 044/2005

January 19, 2005

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL



Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

P. Pookakupt

PROCESSED
JAN 25 2005
THOMSON
FINANCIAL

KASIKORNBANK PCL
1 Soi Kasikornthai, Raburana Road,
Bangkok 10140, Thailand.
Tel. +66 2222 0000 Fax. +66 2470 3462
www.kasikornbank.com

dlw 1/25

Summary Statement of Assets and Liabilities [1/]



As at December 31, 2004

Assets	Baht	Liabilities	Baht
Cash	13,595,831,174.54	Deposits	705,984,545,016.45
Interbank and money market items	78,184,180,548.39	Interbank and money market items	11,164,949,179.84
Securities purchased under resale agreements	19,040,000,000.00	Liabilities payable on demand	7,426,010,089.89
Investments in securities, net	116,990,657,918.20	Securities sold under repurchase agreements	-
(with obligations Baht 15,243,237,485.32)		Borrowings	28,610,595,098.15
Credit advances (net of allowance for doubtful accounts)	546,451,790,814.02	Bank's liabilities under acceptances	748,368,579.96
Accrued interest receivables	1,318,031,786.07	Other liabilities	3,664,442,052.39
Properties foreclosed	12,734,511,628.64	Total liabilities	757,593,909,996.68
Customers' liabilities under acceptances	748,368,579.96		
Premises and equipment, net	19,220,398,395.29	**Shareholders' equity**	
Other assets	17,723,076,661.02	Paid-up share capital	
		(registered share capital Baht 30,486,146,970.00)	23,630,245,370.00
		Reserves and net profit after appropriation	25,909,873,124.33
		Other reserves and profit and loss account	16,801,518,810.02
		Total shareholders' equity	66,347,637,304.35
Total Assets	823,941,547,301.03	Total Liabilities and Shareholders' Equity	823,941,547,301.03
Customers' liabilities under unmatured bills	4,290,601,894.07	Bank's liabilities under unmatured bills	4,290,601,894.07
Total	828,232,149,195.10	Total	828,232,149,195.10

	Baht
Non-Performing Loans as at December 31, 2004 (Quarterly)	56,869,994,048.61
(9.91% of total loans before allowance for doubtful accounts)	
Required provisioning for loan loss, as at December 31, 2004 (Quarterly)	28,557,226,266.54
Actual alloweco for doubtful accounts	31,880,389,947.07
Loans to related parties	3,065,026,579.58
Loans to related asset management companies	13,105,000,000.00
Loans to related parties due to debt restructuring	3,626,756,149.88
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	-
Legal capital fund	79,675,197,808.75
Changes in assets and liabilities this month due to the penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, section	-
International Banking Facility's assets and liabilities	
Total assets	2,940,431,826.47
Total liabilities	992,828.60
Significant contingent liabilities	
Avals to bills and guarantees of loans	617,286,534.32
Letters of credit	14,108,370,881.32

[1/] This Summary Statement has not been reviewed or audited by Certified Public Accountant

Ref. FA. 004/2005



January 19, 2005

To President

The Stock Exchange of Thailand

Subject : Submittal of the Unaudited Financial Statements

Enclosed herewith, please find copies of the unaudited financial statements for the year ending December 31, 2004 in SET Smart compared with various time interval of financial statements previously reported.

Document no. 1	Summary Statement of Assets and Liabilities as of December 31, 2004.
Document no. 2	Consolidated Balance Sheet as of December 31, 2004, compared with Consolidated Balance Sheets ending September 30, 2004 and December 31, 2003.
Document no. 3	The Bank's Balance Sheet as of December 31, 2004, compared with Balance Sheets ending September 30, 2004 and December 31, 2003.
Document no. 4	Consolidated Statement of Income for the year ending December 31, 2004 compared with the year ending December 31, 2003.
Document no. 5	The Bank's Statement of Income for the year ending December 31, 2004 compared with the year ending December 31, 2003.
Document no. 6	Consolidated Statement of Income for the fourth quarter ending December 31, 2004 compared with the third quarter ending September 30, 2004.
Document no. 7	The Bank's Statement of Income for the fourth quarter ending December 31, 2004 compared with the third quarter ending September 30, 2004.
Document no. 8	Summary of operating results for the fourth quarter of 2004.

We trust you will find the enclosed helpful and informative.

Yours sincerely,

(PRASARN TRAIRATVORAKUL)

President

Document no. 1


ธนาคารกสิกรไทย
KASIKORNBANK

SUMMARY STATEMENT OF ASSETS AND LIABILITIES [1/]

As of December 31, 2004

Assets	Baht	Liabilities	Baht
Cash	13,535,831,174.54	Deposits	705,984,545,016.45
Interbank and money market items	76,184,180,543.39	Interbank and money market items	11,164,949,179.84
Securities purchased under resale agreements	19,040,000,000.00	Liabilities payable on demand	7,426,010,069.89
Investments in securities, net	116,990,357,918.20	Securities sold under repurchase agreements	-
(with obligations Baht 15,243,237,485.32)		Borrowing	23,610,595,098.15
Credit advances (net of allowance for doubtful accounts)	546,451,790,814.02	Bank's liabilities under acceptances	743,368,579.96
Accrued interest receivables	1,318,031,786.07	Other liabilities	8,664,442,052.39
Properties foreclosed	12,734,511,528.54	Total liabilities	757,593,909,996.68
Customers' liabilities under acceptances	743,368,579.96		
Premises and equipment, net	19,220,398,395.29		
Other assets	17,723,076,561.02	**Shareholders' equity**	
		Paid-up share capital	
		(registered share capital Baht 30,486,146,970.00)	23,636,245,370.00
		Reserves and net profit after appropriation	25,909,873,124.33
		Other reserves and profit and loss account	16,801,518,810.02
		Total shareholders' equity	66,347,637,304.35
Total Assets	823,941,547,301.03	Total Liabilities and Shareholders' Equity	823,941,547,301.03
Customers' liabilities under unmatured bills	4,290,601,894.07	Bank's liabilities under unmatured bills	4,290,601,894.07
Total	828,232,149,195.10	Total	828,232,149,195.10

	Baht
Non-Performing Loans as of December 31, 2004 (Quarterly) (9.81% of total loans before allowance for doubtful accounts)	56,869,994,048.51
Required provisioning for loan loss, as of December 31, 2004 (Quarterly) [2/]	23,557,226,266.54
Actual allowance for doubtful accounts	31,680,389,947.07
Loans to related parties	3,665,028,579.58
Loans to related asset management companies	13,105,000,000.00
Loans to related parties due to debt-restructuring	3,626,735,149.88
Borrowing as part of subordinated debentures cum preferred shares to be included in the Tier-1 Capital, permitted by the Bank of Thailand	-
Legal capital fund	79,714,159,603.13
Changes in assets and liabilities this month due to penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, section	-
International Banking Facility's assets and liabilities	
Total assets	2,943,431,623.47
Total liabilities	992,928.80
Significant contingent liabilities	
Avals on bills and guarantees of loans	617,266,534.32
Letters of credit	14,103,370,881.32

[1/] This Summary Statement has not been reviewed and audited by a Certified Public Accountant

[2/] Including provisioning for advance legal fee and insurance prepaid for customers



Document no. 2



KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Consolidated		
	December 31, 2004 (Unaudited) Baht	September 30, 2004 (Unaudited)/ (Reviewed) Baht	December 31, 2003 (Audited) Baht
ASSETS			
Cash	13,536,066,960.29	9,856,892,004.86	18,699,183,946.16
Interbank and money market items			
Domestic items			
Interest bearing	1,218,278,346.98	622,579,054.20	419,048,121.40
Non - interest bearing	2,135,366,755.17	2,745,357,476.56	2,844,647,737.45
Foreign items			
Interest bearing	71,969,251,131.12	82,740,276,122.46	101,492,418,239.70
Non - interest bearing	926,985,866.52	391,681,916.99	165,862,337.96
Total Interbank and Money Market Items - net	76,249,882,099.79	86,499,894,570.21	104,921,976,436.51
Securities purchased under resale agreements	19,040,000,000.00	19,200,000,000.00	31,710,000,000.00
Investments			
Current investments - net	33,325,170,943.77	48,643,254,745.84	65,490,620,866.26
Long-term investments - net	76,347,550,884.00	83,105,720,650.74	69,240,414,799.65
Investments in subsidiaries and associated companies - net	462,378,420.35	376,885,714.79	520,473,272.51
Total Investments - net	110,135,100,248.12	132,125,861,111.37	135,251,508,938.42
Loans and accrued interest receivables			
Loans	592,588,468,950.31	581,611,548,986.23	547,917,919,933.65
Accrued interest receivables	2,455,343,998.19	2,811,471,340.89	2,970,945,258.41
Total Loans and Accrued Interest Receivables	595,043,812,948.50	584,423,020,327.12	550,888,865,192.06
Less Allowance for doubtful accounts	(39,068,136,469.71)	(49,073,044,041.30)	(59,268,090,725.79)
Less Revaluation allowance for debt restructuring	(4,878,194,345.38)	(7,936,937,505.62)	(6,665,399,430.61)
Less Normalized provisioning	(2,400,000,000.00)	(2,200,000,000.00)	(1,600,000,000.00)
Total Loans and Accrued Interest Receivables - net	548,697,482,133.41	525,213,038,780.20	483,355,375,035.66
Properties foreclosed - net	17,397,232,399.35	16,443,950,047.92	14,516,837,349.99
Customers' liability under acceptances	743,368,579.96	838,938,417.87	676,184,147.52
Premises and equipment - net	19,747,325,471.77	19,655,654,431.62	20,083,782,411.23
Intangible assets - net	3,523,349,655.81	2,960,470,435.92	2,585,706,250.90
Accrued income receivables	1,818,365,007.36	1,989,603,755.54	1,671,418,278.30
Derivative contract revaluation	6,348,766,754.10	1,216,250,427.26	3,713,330,066.96
Other assets - net	7,314,808,686.69	6,148,548,974.21	4,099,506,067.49
Total Assets	824,551,747,996.65	822,149,102,956.98	821,284,808,929.14

AV

Document no. 2



KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Consolidated		
	December 31, 2004 (Unaudited)	September 30, 2004 (Unaudited) (Reviewed)	December 31, 2003 (Audited)
	Baht	Baht	Baht
LIABILITIES AND SHAREHOLDERS' EQUITY			
Deposits			
Deposits in baht	701,712,987,751.56	706,735,859,473.48	682,385,560,026.79
Deposits in foreign currencies	3,856,728,173.02	4,079,638,318.89	2,560,416,551.27
Total Deposits	705,569,715,924.58	710,815,497,792.37	684,945,976,578.06
Interbank and money market items			
Domestic items			
Interest bearing	8,067,531,721.41	7,104,399,912.87	1,890,287,246.89
Non - interest bearing	3,182,510,144.62	3,396,588,121.17	4,221,597,522.11
Foreign items			
Interest bearing	18,777,372.48	40,317,238.94	486,057,708.68
Non - interest bearing	256,129,941.33	286,487,222.38	502,928,879.50
Total Interbank and Money Market Items	11,524,949,179.84	10,827,792,495.36	7,100,871,357.18
Liability payable on demand	7,426,010,069.89	5,987,908,608.45	7,041,817,602.46
Borrowings			
Short-term borrowings	3,843,000,000.00	-	-
Long-term borrowings	19,767,595,098.15	20,250,513,080.98	59,841,317,549.36
Total borrowings	23,610,595,098.15	20,250,513,080.98	59,841,317,549.36
Bank's liability under acceptances	743,368,579.96	838,938,417.87	676,184,147.52
Derivative contract revaluation	1,440,906,347.92	3,276,284,532.47	719,697,679.15
Accrued interest payables	1,096,509,101.82	1,612,990,284.05	2,564,045,074.15
Other liabilities	6,474,037,714.23	6,474,182,806.42	6,281,045,538.92
Total Liabilities	757,886,092,016.39	760,084,108,017.97	769,170,955,526.80

Document no. 2


KASIKORNBANK

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Consolidated		
	December 31, 2004 (Unaudited)	September 30, 2004 (Unaudited) (Reviewed)	December 31, 2003 (Audited)
	Baht	Baht	Baht
Shareholders' equity			
Share capital			
Authorized share capital			
547,345 class A preferred shares, Baht 10 par value	-	-	5,473,450.00
3,048,614,697 ordinary shares, Baht 10 par value	30,486,146,970.00	30,486,146,970.00	
2,689,547,345 ordinary shares, Baht 10 par value			26,895,473,450.00
Issued and fully paid-up share capital			
547,345 class A preferred shares, Baht 10 par value	-	-	5,473,450.00
2,363,624,537 ordinary shares, Baht 10 par value	23,636,245,370.00		
2,363,449,311 ordinary shares, Baht 10 par value		23,634,493,110.00	
2,353,518,072 ordinary shares, Baht 10 par value			23,535,180,720.00
Premium on share capital			
Premium on preferred shares	-	-	27,367,250.00
Premium on ordinary shares	17,555,259,156.27	17,552,136,628.95	49,497,553,190.49
Premium on expired warrants	-	-	5,520,432,199.21
Appraisal surplus on asset revaluation	8,762,354,743.95	8,796,814,394.76	8,902,634,876.64
Revaluation surplus on investments	951,995,818.52	791,352,379.87	1,988,681,244.69
Retained earnings (deficit)			
Appropriated			
Legal reserve	770,000,000.00	-	800,000,000.00
Other reserves	-	-	26,675,300,000.00
Unappropriated (deficit)	14,671,782,215.60	10,986,615,555.10	(65,187,196,692.61)
	66,347,637,304.34	61,761,412,068.68	51,765,426,238.42
Minority interests	318,018,675.92	303,582,870.33	348,427,163.92
Total Shareholders' Equity	66,665,655,980.26	62,064,994,939.01	52,113,853,402.34
Total Liabilities and Shareholders' Equity	824,551,747,996.65	822,149,102,956.98	821,284,808,929.14
Off-balance sheet items – contingencies			
Avals on bills and guarantees of loans	614,862,334.32	2,904,828,101.19	5,536,811,551.52
Liability under unmatured import bills	4,290,601,894.07	4,035,646,185.91	3,187,732,092.96
Letters of credit	14,103,370,881.32	14,621,344,907.62	9,995,789,833.70
Other contingencies	532,959,403,639.51	465,415,927,688.00	431,328,285,405.73



Document no. 3


ธนาคารกสิกรไทย
KASIKORNBANK

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	The Bank		
	December 31, 2004 (Unaudited) Baht	September 30, 2004 (Unaudited)/ (Reviewed) Baht	December 31, 2003 (Audited) Baht
ASSETS			
Cash	13,535,831,174.54	9,856,743,797.36	18,699,095,513.41
Interbank and money market items			
Domestic items			
Interest bearing	1,137,863,638.40	558,929,095.34	131,540,875.15
Non – interest bearing	2,150,079,907.35	2,754,837,918.03	2,854,343,708.25
Foreign items			
Interest bearing	71,969,251,131.12	82,740,276,122.46	101,492,418,239.70
Non – interest bearing	926,985,866.52	391,681,916.99	165,862,337.96
Total Interbank and Money Market Items – net	76,184,180,543.39	86,445,725,052.82	104,644,165,161.06
Securities purchased under resale agreements	19,040,000,000.00	19,200,000,000.00	31,710,000,000.00
Investments			
Current investments – net	31,657,896,391.90	48,201,344,496.66	65,006,385,567.27
Long-term investments – net	74,696,583,539.82	81,088,261,592.28	65,939,348,013.22
Investments in subsidiaries and associated companies – net	10,635,877,986.48	9,385,218,992.12	9,779,988,926.69
Total Investments – net	116,990,357,918.20	138,674,825,081.06	140,725,722,507.18
Loans and accrued interest receivables			
Loans	578,117,032,453.86	565,478,682,861.01	530,089,906,028.62
Accrued interest receivables	1,318,031,786.07	1,491,835,083.68	1,485,101,971.78
Total Loans and Accrued Interest Receivables	579,435,064,239.93	566,970,517,944.69	531,575,008,000.40
Less Allowance for doubtful accounts	(26,968,186,450.45)	(35,859,199,715.56)	(42,995,675,552.34)
Less Revaluation allowance for debt restructuring	(2,297,055,189.39)	(5,239,117,794.75)	(4,721,214,714.45)
Less Normalized provisioning	(2,400,000,000.00)	(2,200,000,000.00)	(1,600,000,000.00)
Total Loans and Accrued Interest Receivables – net	547,769,822,600.09	523,672,200,434.38	482,258,117,733.61
Properties foreclosed – net	12,734,511,528.54	12,332,290,833.45	10,860,375,379.21
Customers' liability under acceptances	743,368,579.96	838,938,417.87	676,184,147.52
Premises and equipment – net	19,220,398,395.29	19,121,758,765.24	19,538,385,293.93
Intangible assets – net	2,988,529,799.79	2,978,737,011.01	2,610,180,350.09
Accrued income receivables	1,736,440,179.84	1,896,673,798.67	1,597,517,158.96
Derivative contract revaluation	6,348,766,754.10	1,216,250,427.26	3,713,330,066.96
Other assets – net	6,649,339,827.29	5,409,180,461.05	3,803,580,241.68
Total Assets	823,941,547,301.03	821,643,324,080.17	820,836,653,553.61

Document no. 3



KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	The Bank		
	December 31, 2004 (Unaudited)	September 30, 2004 (Unaudited) (Reviewed)	December 31, 2003 (Audited)
	Baht	Baht	Baht
LIABILITIES AND SHAREHOLDERS' EQUITY			
Deposits			
Deposits in baht	702,127,816,843.43	707,345,841,024.35	682,661,690,671.96
Deposits in foreign currencies	3,856,728,173.02	4,079,638,318.89	2,560,416,551.27
Total Deposits	705,984,545,016.45	711,425,479,343.24	685,222,107,223.23
Interbank and money market items			
Domestic items			
Interest bearing	7,707,531,721.41	6,514,399,912.87	1,685,287,246.89
Non – interest bearing	3,182,510,144.62	3,396,588,121.17	4,221,597,522.11
Foreign items			
Interest bearing	18,777,372.48	40,317,238.94	486,057,708.68
Non – interest bearing	256,129,941.33	286,487,222.38	502,928,879.50
Total Interbank and Money Market Iitems	11,164,949,179.84	10,237,792,495.36	6,895,871,357.18
Liability payable on demand	7,426,010,069.89	5,987,908,608.45	7,041,817,602.46
Borrowings			
Short-term borrowings	3,843,000,000.00	-	-
Long-term borrowings	19,767,595,098.15	20,250,513,080.98	59,841,317,549.36
Total borrowings	23,610,595,098.15	20,250,513,080.98	59,841,317,549.36
Bank' s liability under acceptances	743,368,579.96	838,938,417.87	676,184,147.52
Derivative contract revaluation	1,440,906,347.92	3,276,284,532.47	719,697,679.15
Accrued interest payables	1,095,565,846.08	1,612,610,420.38	2,563,807,046.76
Other liabilities	6,127,969,858.39	6,252,385,112.74	6,110,424,709.53
Total Liabilities	757,593,909,996.68	759,881,912,011.49	769,071,227,315.19



Document no. 3



KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	The Bank		
	December 31, 2004 (Unaudited)	September 30, 2004 (Unaudited) (Reviewed)	December 31, 2003 (Audited)
	Baht	Baht	Baht
Shareholders' equity			
Share capital			
Authorized share capital			
547,345 class A preferred shares, Baht 10 par value	-	-	5,473,450.00
3,048,614,697 ordinary shares, Baht 10 par value	30,486,146,970.00	30,486,146,970.00	
2,689,547,345 ordinary shares, Baht 10 par value			26,895,473,450.00
Issued and fully paid-up share capital			
547,345 class A preferred shares, Baht 10 par value	-	-	5,473,450.00
2,363,624,537 ordinary shares, Baht 10 par value	23,636,245,370.00		
2,363,449,311 ordinary shares, Baht 10 par value		23,634,493,110.00	
2,353,518,072 ordinary shares, Baht 10 par value			23,535,180,720.00
Premium on share capital			
Premium on preferred shares	-	-	27,367,250.00
Premium on ordinary shares	17,555,259,156.27	17,552,136,628.95	49,497,553,190.49
Premium on expired warrants	-	-	5,520,432,199.21
Appraisal surplus on asset revaluation	8,762,354,743.95	8,796,814,394.76	8,902,634,876.64
Revaluation surplus on investments	951,995,818.52	791,352,379.87	1,988,681,244.69
Retained earnings (deficit)			
Appropriated			
Legal reserve	770,000,000.00	-	800,000,000.00
Other reserves	-	-	26,675,300,000.00
Unappropriated (deficit)	14,671,782,215.61	10,986,615,555.10	(65,187,196,692.61)
Total Shareholders' Equity	66,347,637,304.35	61,761,412,068.68	51,765,426,238.42
Total Liabilities and Shareholders' Equity	823,941,547,301.03	821,643,324,080.17	820,836,653,553.61
Off-balance sheet items – contingencies			
Avals on bills and guarantees of loans	617,266,534.32	2,904,828,101.19	5,536,811,551.52
Liability under unmatured import bills	4,290,601,894.07	4,035,646,185.91	3,187,732,092.96
Letters of credit	14,103,370,881.32	14,621,344,907.62	9,995,789,833.70
Other contingencies	532,843,314,218.21	465,294,672,705.64	431,274,387,967.90



Document no. 4



KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	Consolidated			
	2004	2003	Change	
	(Unaudited)	(Audited)		
	Baht	Baht	Baht	%
Interest and dividend income				
Loans	27,712,132,537.17	26,121,173,076.74	1,590,959,460.43	6.09
Interbank and money market items	1,526,553,322.63	2,250,097,811.10	(723,544,488.47)	(32.16)
Investments	3,760,407,049.30	4,414,400,286.30	(653,993,237.00)	(14.81)
Total Interest and Dividend Income	32,999,092,909.10	32,785,671,174.14	213,421,734.96	0.65
Interest expense				
Deposits	5,547,532,641.36	7,746,913,447.05	(2,199,380,805.69)	(28.39)
Interbank and money market items	230,474,108.96	232,891,476.44	(2,417,367.48)	(1.04)
Short-term Borrowings	4,985,975.34	-	4,985,975.34	100.00
Long-term Borrowings	1,249,657,682.96	5,232,031,455.57	(3,982,373,772.61)	(76.12)
Total Interest Expense	7,032,650,408.62	13,211,836,379.06	(6,179,185,970.44)	(46.77)
Net income from interest and dividend	25,966,442,500.48	19,573,834,795.08	6,392,607,705.40	32.66
Bad debt and doubtful accounts (reversal)	(6,958,539,182.01)	(12,826,315,337.47)	5,867,776,155.46	45.75
Loss on debt restructuring	8,919,082,806.92	13,460,603,292.43	(4,541,520,485.51)	(33.74)
Normalized provisions	800,000,000.00	800,000,000.00	-	-
Net income from interest and dividend after bad debt and doubtful accounts (reversal) loss on debt restructuring and normalized provisions	23,205,898,875.57	18,139,546,840.12	5,066,352,035.45	27.93
Non-interest income				
Gain on investments	2,088,728,064.40	1,450,823,972.54	637,904,091.86	43.97
Share of profit from investments on equity method	81,913,499.83	211,463,324.74	(129,549,824.91)	(61.26)
Fees and service income				
Acceptances, aval and guarantees	576,680,596.30	597,986,827.21	(21,306,230.91)	(3.56)
Others	7,530,593,627.73	6,471,488,268.42	1,059,105,359.31	16.37
Gain on exchanges	1,805,557,254.91	1,822,435,939.48	(16,878,684.57)	(0.93)
Gain (loss) on transfer of financial assets	(568,500,831.81)	2,578,129,356.01	(3,146,630,187.82)	(122.05)
Other income	580,358,676.24	560,372,354.00	19,986,322.24	3.57
Total Non-interest Income	12,095,330,887.60	13,692,700,042.40	(1,597,369,154.80)	(11.67)

Document no. 4



KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	Consolidated			
	2004 (Unaudited) Baht	2003 (Audited) Baht	Change Baht	%
Non-interest expenses				
Personnel expenses	6,563,891,187.84	5,246,423,216.40	1,317,467,971.44	25.11
Premises and equipment expenses	3,514,621,929.85	3,269,866,629.28	244,755,300.57	7.49
Taxes and duties	1,385,627,199.95	1,232,843,001.87	152,784,198.08	12.39
Fees and service expenses	3,078,264,451.83	2,661,892,627.00	416,371,824.83	15.64
Directors' remuneration	55,160,493.70	55,128,434.89	32,058.81	0.06
Loss on impairment of properties foreclosed	705,227,221.15	429,498,050.30	275,729,170.85	64.20
Contributions to Financial Institutions Development Fund	2,801,852,879.05	2,693,797,430.26	108,055,448.79	4.01
Other expenses	1,688,723,450.60	1,363,554,550.20	325,168,900.40	23.85
Total Non-interest Expenses	19,793,368,813.97	16,953,003,940.20	2,840,364,873.77	16.75
Income before income tax	15,507,860,949.20	14,879,242,942.32	628,618,006.88	4.22
Income tax expense	115,518,667.92	93,932,239.24	21,586,428.68	22.98
Net income before minority interests	15,392,342,281.28	14,785,310,703.08	607,031,578.20	4.11
Minority interests in net income	(51,878,403.98)	(29,341,438.93)	(22,536,965.05)	(76.81)
Net income	15,340,463,877.30	14,755,969,264.15	584,494,613.15	3.96
Basic earnings per share	6.49	6.27	0.22	3.51
Number of the weighted average number of ordinary shares (shares)	2,362,466,730.63	2,353,010,116.66	9,456,613.97	0.40

Document no. 5



KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	The Bank			
	2004	2003	Change	
	(Unaudited)	(Audited)		
	Baht	Baht	Baht	%
Interest and dividend income				
Loans	25,977,970,262.31	24,383,366,146.07	1,594,604,116.24	6.54
Interbank and money market items	1,524,696,605.37	2,247,867,481.16	(723,170,875.79)	(32.17)
Investments	3,731,076,166.94	4,404,510,773.70	(673,434,606.76)	(15.29)
Total Interest and Dividend Income	31,233,743,034.62	31,035,744,400.93	197,998,633.69	0.64
Interest expense				
Deposits	5,547,532,641.36	7,746,913,447.05	(2,199,380,805.69)	(28.39)
Interbank and money market items	224,198,606.26	212,173,251.89	12,025,354.37	5.67
Short-term borrowings	4,985,975.34	-	4,985,975.34	100.00
Long-term borrowings	1,249,657,682.96	5,232,031,455.57	(3,982,373,772.61)	(76.12)
Total Interest Expense	7,026,374,905.92	13,191,118,154.51	(6,164,743,248.59)	(46.73)
Net income from interest and dividend	24,207,368,128.70	17,844,626,246.42	6,362,741,882.28	35.66
Bad debt and doubtful accounts (reversal)	(5,664,473,590.21)	(10,607,913,648.05)	4,943,440,057.84	46.60
Loss on debt restructuring	6,328,951,038.07	11,195,062,388.66	(4,866,111,350.59)	(43.47)
Normalized provisions	800,000,000.00	800,000,000.00	-	-
Net income from interest and dividend after bad debt and doubtful accounts (reversal) loss on debt restructuring and normalized provisions	22,742,890,680.84	16,457,477,505.81	6,285,413,175.03	38.19
Non-interest income				
Gain on investments	1,892,123,114.12	1,980,972,379.57	(88,849,265.45)	(4.49)
Share of profit (loss) from investments on equity method	(160,175,560.63)	3,438,493,384.56	(3,598,668,945.19)	(104.66)
Fees and service income				
Acceptances, aval and guarantees	576,680,596.30	597,986,827.21	(21,306,230.91)	(3.56)
Others	6,791,218,089.03	5,958,500,570.01	832,717,519.02	13.98
Gain on exchanges	1,805,557,254.91	1,822,435,939.48	(16,878,684.57)	(0.93)
Other income	462,552,782.89	388,216,218.32	74,336,564.57	19.15
Total Non-interest Income	11,367,956,276.62	14,186,605,319.15	(2,818,649,042.53)	(19.87)



Document no. 5



KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	The Bank			
	2004	2003	Change	
	(Unaudited)	(Audited)		
	Baht	Baht	Baht	%
Non-interest expenses				
Personnel expenses	6,266,698,981.15	5,041,290,289.10	1,225,408,692.05	24.31
Premises and equipment expenses	3,414,999,347.83	3,174,955,779.43	240,043,568.40	7.56
Taxes and duties	1,332,372,820.13	1,197,467,883.01	134,904,937.12	11.27
Fees and service expenses	2,921,821,108.38	2,062,322,287.72	859,498,820.66	41.68
Directors' remuneration	47,592,993.70	47,545,934.89	47,058.81	0.10
Loss on impairment of properties foreclosed	545,554,936.36	429,498,050.30	116,056,886.06	27.02
Contributions to Financial Institutions Development Fund	2,801,852,879.05	2,693,797,430.26	108,055,448.79	4.01
Other expenses	1,439,490,013.56	1,241,235,906.10	198,254,107.46	15.97
Total Non-Interest Expenses	18,770,383,080.16	15,888,113,560.81	2,882,269,519.35	18.14
Income before income tax	15,340,463,877.30	14,755,969,264.15	584,494,613.15	3.96
Income tax expense	-	-	-	-
Net income	15,340,463,877.30	14,755,969,264.15	584,494,613.15	3.96
Basic earnings per share	6.49	6.27	0.22	3.51
Number of the weighted average number of ordinary shares (shares)	2,362,466,730.63	2,353,010,116.66	9,456,613.97	0.40

Document no. 6



KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED DECEMBER 31, 2004 AND SEPTEMBER 30, 2004

	Consolidated			
	December 31, 2004 (Unreviewed)	September 30, 2004 (Reviewed)	Change	
	Baht	Baht	Baht	%
Interest and dividend income				
Loans	7,576,457,716.25	6,940,777,164.64	635,680,551.61	9.16
Interbank and money market items	321,003,931.37	330,691,710.98	(9,687,779.61)	(2.93)
Investments	867,223,423.70	905,439,712.00	(38,216,288.30)	(4.22)
Total Interest and Dividend Income	8,764,685,071.32	8,176,908,587.62	587,776,483.70	7.19
Interest expense				
Deposits	1,361,813,442.28	1,377,246,076.92	(15,432,634.64)	(1.12)
Interbank and money market items	62,642,350.48	70,682,552.98	(8,040,202.50)	(11.38)
Short-term Borrowings	4,985,975.34	-	4,985,975.34	100.00
Long-term Borrowings	265,450,147.04	285,652,828.80	(20,202,681.76)	(7.07)
Total Interest Expense	1,694,891,915.14	1,733,581,458.70	(38,689,543.56)	(2.23)
Net income from interest and dividend	7,069,793,156.18	6,443,327,128.92	626,466,027.26	9.72
Bad debt and doubtful accounts (reversal)	(1,696,921,691.42)	(1,055,948,207.01)	(640,973,484.41)	(60.70)
Loss on debt restructuring	2,535,869,976.84	1,622,182,163.94	913,687,812.90	56.32
Normalized provisions	200,000,000.00	200,000,000.00	-	-
Net income from interest and dividend after bad debt and doubtful accounts (reversal) loss on debt restructuring and normalized provisions	6,030,844,870.76	5,677,093,171.99	353,751,698.77	6.23
Non-interest income				
Gain on investments	1,325,007,643.58	113,177,729.81	1,211,829,913.77	1,070.73
Share of profit from investments on equity method	12,587,188.24	25,244,073.96	(12,656,885.72)	(50.14)
Fees and service income				
Acceptances, aval and guarantees	144,061,453.67	166,886,841.88	(22,825,388.21)	(13.68)
Other	2,042,423,153.81	1,884,381,469.82	158,041,683.99	8.39
Gain on exchanges	672,687,270.75	321,652,202.69	351,035,068.06	109.13
Loss on transfer of financial assets	(56,505,887.56)	(76,631,046.39)	20,125,158.83	26.26
Other income	111,075,284.96	208,044,235.14	(96,968,950.18)	(46.61)
Total Non-interest Income	4,251,336,107.45	2,642,755,506.91	1,608,580,600.54	60.87

Document no. 6



KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED DECEMBER 31, 2004 AND SEPTEMBER 30, 2004

	Consolidated			
	December 31, 2004 (Unreviewed)	September 30, 2004 (Reviewed)	Change	
	Baht	Baht	Baht	%
Non-interest expenses				
Personnel expenses	1,757,308,116.66	1,753,037,060.63	4,271,056.03	0.24
Premises and equipment expenses	937,280,626.75	867,127,449.65	70,153,177.10	8.09
Taxes and duties	362,251,287.90	339,783,008.96	22,468,278.94	6.61
Fees and service expenses	930,388,986.02	732,292,041.03	198,096,944.99	27.05
Directors' remuneration	13,743,002.83	13,449,253.50	293,749.33	2.18
Loss on impairment of properties foreclosed	436,648,411.04	116,794,554.09	319,853,856.95	273.86
Contributions to Financial Institutions Development Fund	708,309,580.15	708,309,580.20	(0.05)	-
Other expenses	682,504,585.33	375,402,057.04	307,102,528.29	81.81
Total Non-interest Expenses	5,828,434,596.68	4,906,195,005.10	922,239,591.58	18.80
Income before income tax	4,453,746,381.53	3,413,653,673.80	1,040,092,707.73	30.47
Income tax expense	19,310,725.88	33,343,970.91	(14,033,245.03)	(42.09)
Net income before minority interests	4,434,435,655.65	3,380,309,702.89	1,054,125,952.76	31.18
Minority interests in net income	(13,728,645.95)	(13,171,342.12)	(557,303.83)	(4.23)
Net income	4,420,707,009.70	3,367,138,360.77	1,053,568,648.93	31.29
Basic earnings per share	1.87	1.42	0.45	31.69
Number of the weighted average number of ordinary shares (shares)	2,363,605,490.70	2,363,303,161.65	302,329.05	0.01

Document no. 7



KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED DECEMBER 31, 2004 AND SEPTEMBER 30, 2004

	The Bank			
	December 31, 2004 (Unreviewed)	September 30, 2004 (Reviewed)	Change	
	Baht	Baht	Baht	%
Interest and dividend income				
Loans	6,936,337,107.51	6,572,860,245.67	363,476,861.84	5.53
Interbank and money market items	323,492,522.53	330,585,066.30	(7,092,543.77)	(2.15)
Investments	864,368,518.31	902,765,053.66	(38,396,535.35)	(4.25)
	8,124,198,148.35	7,806,210,365.63	317,987,782.72	4.07
Interest expense				
Deposits	1,361,813,442.28	1,377,246,076.92	(15,432,634.64)	(1.12)
Interbank and money market items	64,013,973.74	68,664,324.44	(4,650,350.70)	(6.77)
Short-term Borrowings	4,985,975.34	-	4,985,975.34	100.00
Long-term Borrowings	265,450,147.04	285,652,828.80	(20,202,681.76)	(7.07)
Total Interest Expense	1,696,263,538.40	1,731,563,230.16	(35,299,691.76)	(2.04)
Net income from interest and dividend	6,427,934,609.95	6,074,647,135.47	353,287,474.48	5.82
Bad debt and doubtful accounts (reversal)	(1,717,303,327.44)	(847,805,965.95)	(869,497,361.49)	(102.56)
Loss on debt restructuring	1,839,828,145.12	988,769,441.43	851,058,703.69	86.07
Normalized provisions	200,000,000.00	200,000,000.00	-	-
Net income from interest and dividend after bad debt and doubtful accounts (reversal) loss on debt restructuring and normalized provisions	6,105,409,792.27	5,733,683,659.99	371,726,132.28	6.48
Non-interest income				
Gain (loss) on investments	1,234,653,596.37	(7,850,804.08)	1,242,504,400.45	15,826.46
Share of loss from investments on equity method	(233,675,002.63)	(36,741,085.71)	(196,933,916.92)	(536.00)
Fees and service income				
Acceptances, aval and guarantees	144,061,453.67	166,886,841.88	(22,825,388.21)	(13.68)
Others	1,867,480,779.98	1,694,970,466.47	172,510,313.51	10.18
Gain on exchanges	672,687,270.75	321,652,202.69	351,035,068.06	109.13
Other income	171,674,182.93	190,572,127.86	(18,897,944.93)	(9.92)
Total Non-interest Income	3,856,882,281.07	2,329,489,749.11	1,527,392,531.96	65.57



Document no. 7


ธนาคารกสิกรไทย
KASIKORNBANK

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED DECEMBER 31, 2004 AND SEPTEMBER 30, 2004

	The Bank			
	December 31, 2004	September 30, 2004	Change	
	(Unreviewed)	(Reviewed)		
	Baht	Baht	Baht	%
Non-interest expenses				
Personnel expenses	1,676,193,763.33	1,680,987,793.38	(4,794,030.05)	(0.29)
Premises and equipment expenses	911,252,993.28	842,340,763.90	68,912,229.38	8.18
Taxes and duties	348,724,842.79	328,226,251.59	20,498,591.20	6.25
Fees and service expenses	858,278,360.04	694,840,771.45	163,437,588.59	23.52
Directors' remuneration	12,108,002.83	11,799,253.50	308,749.33	2.62
Loss on impairment of properties foreclosed	359,330,057.47	60,550,230.33	298,779,827.14	493.44
Contributions to Financial Institutions Development Fund	708,309,580.15	708,309,580.20	(0.05)	-
Other expenses	667,387,463.75	368,980,403.98	298,407,059.77	80.87
Total Non-interest Expenses	5,541,585,063.64	4,696,035,048.33	845,550,015.31	18.01
Income before income tax	4,420,707,009.70	3,367,138,360.77	1,053,568,648.93	31.29
Income tax expense	-	-	-	-
Net income	4,420,707,009.70	3,367,138,360.77	1,053,568,648.93	31.29
Basic earnings per share	1.87	1.42	0.45	31.69
Number of the weighted average number of ordinary shares (shares)	2,363,605,490.70	2,363,303,161.65	302,329.05	0.01



<u>Supplementary</u>

The Bank will provide unreviewed financial statements for the first and third quarter or unaudited financial statements for the second and fourth quarter in both Consolidated and Bank-only formats to rapidly deliver a complete financial picture to financial users.

The Bank and its subsidiaries recorded a net profit in the fourth quarter of 2004 of Baht 4,421 million , up Baht 1,054 million over the preceding quarter, mainly stemming from:

- In the consolidated statements, gain on investments equaled Baht 1,325 million increased by Baht 1,212 million from the preceding quarter. This mainly stemmed from profits on sales of investments which were not directly related to banking business.

However, it should be noted that non-performing loans (NPL) as of December 31, 2004, include restructured loans amounting to Baht 13,017 million that have been reclassified in accordance with observations made by the Bank of Thailand's examiners. The Bank of Thailand will officially inform the Bank on the final findings of its examination in the first quarter of 2005. (page 30)

Remarks: 1. The Stock Exchange of Thailand requires banks to submit financial reports as follows:

1.1 The C.B. 1.1 which is the Bank-only financial statements within 21 days after the end of each quarter.

1.2 The Consolidated and the Bank-only financial statements within 45 days after the end of the first and third quarters, and within 60 days after the end of the second and fourth quarters.

2.This report is generated in accordance with "Remark no. 1.1" above. To enhance the usefulness in a timely manner, the Consolidated financial statements have been added, consisting of KASIKORNBANK PUBLIC COMPANY LIMITED's financial statements and the following subsidiaries' financial statements:

	% Shareholding		
	December 31, 2004	September 30, 2004	December 31, 2003
Phethai Asset Management Co., Ltd. ("Phethai-AMC")	99.99	99.99	99.99
Ploy Asset Management Co., Ltd. ("Ploy-AMC")	99.99	99.99	99.99
Progress Land and Buildings Co., Ltd. ("PLB")	99.99	99.99	99.99
Kasikorn Factoring Co., Ltd. ("KF")	99.99	99.99	99.99
Kasikorn Securities Public Co., Ltd. ("K-Securities")	99.91	-	-
Kasikorn Asset Management Co., Ltd. ("K-ASSET")	71.42	71.42	71.42

3.The Consolidated financial statements exclude the financial statements of subsidiaries whose financial statements are not material to the Bank.




ธนาคารกสิกรไทย
KASIKORNBANK

Balance Sheet Highlights

➢ **Total Assets**

- In the consolidated statements, total assets as of December 31, 2004 stood at Baht 824,552 million, increasing from September 30, 2004, by Baht 2,403 million, or 0.29%, while in the Bank-only statements, total assets stood at Baht 823,941 million, up from September 30, 2004, by Baht 2,298 million, or 0.28%. The highlights of total assets are as follows:

>> Cash

- In the consolidated statements, cash as of December 31, 2004 stood at Baht 13,536 million, increasing Baht 3,679 million or 37.33% from September 30, 2004. The Bank-only portion totaled Baht 13,536 million, increased by Baht 3,679 million, or 37.33%, from as of September 30, 2004, due largely to cash reserves withdrawn during a New Year festival.

>> Interbank and Money Market Items – net on the Assets Side

- In the consolidated statements, total interbank and money market items – net on the assets side as of December 31, 2004, were Baht 76,250 million, dropping by Baht 10,250 million, or 11.85% from September 30, 2004. The Bank-only portion was Baht 76,184 million, dropping by Baht 10,262 million, or 11.87%. This was due mainly to nostro time deposits at foreign financial institutions, which, after having reached maturity, were thereafter used to extend more loans, as well as the effect of the Baht's appreciation that decreased the value of foreign currency-denominated deposits. The Bank has already hedged this currency risk, which was included in the Derivative Contract Revaluation on the Assets Side

- Mid Rate

Baht : USD

	December 31, 2004	September 30, 2004	June 30, 2004	March 31, 2004	December 31, 2003
Mid Rate	39.07	41.50	40.94	39.42	39.62





Balance Sheets Highlights (continued)

>> Investments - net

- In the consolidated statements, total investments-net as of December 31, 2004, totaled Baht 110,135 million, decreasing by Baht 21,991 million, or 16.64% from September 30, 2004, comprising:

  - The Bank investment – net totaled Baht 106,817 million (excluding investments in subsidiary companies, totaling Baht 10,173 million), decreasing Baht 22,850 million, or 17.62% from September 30, 2004, due mainly to the disposals of investments in securities and thereafter extend more loans

  - The subsidiary companies' investment-net totaled Baht 3,318 million, up from September 30, 2004 by Baht 859 million, or 34.93% due mainly to the additional investments in debt instruments of subsidiary companies.

- *Type of Investments*

(Million Baht)

Type of Investments	Consolidated				The Bank			
	Dec 31, 2004	%	Sep 30, 2004	%	Dec 31, 2004	%	Sep 30, 2004	%
Debt Instruments	**104,402**	**94.79**	**125,961**	**95.33**	**102,665**	**87.76**	**125,448**	**90.46**
Government and State Enterprise Securities								
>> Trading Investments	1,315	1.19	4,373	3.31	1,315	1.12	4,373	3.15
>> Available-for-sale Investments	36,194	32.86	50,545	38.25	36,194	30.94	50,545	36.46
>> Held-to-maturity Investments	26,000	23.61	26,882	20.35	24,263	20.74	26,369	19.01
Private Enterprise Debt Instruments								
>> Available-for-sale Investments	2,821	2.56	3,426	2.59	2,821	2.41	3,426	2.47
>> Held-to-maturity Investments	278	0.25	278	0.21	278	0.24	278	0.20
Foreign Debt Instruments								
>> Available-for-sale Investments	24,182	21.96	25,726	19.47	24,182	20.67	25,726	18.55
>> Held-to-maturity Investments	13,612	12.36	14,731	11.15	13,612	11.64	14,731	10.62
Equity Securities	**5,733**	**5.21**	**6,165**	**4.67**	**14,325**	**12.24**	**13,227**	**9.54**
Available-for-sale Investments	1,766	1.61	1,700	1.29	1,572	1.34	1,679	1.21
General Investments	3,504	3.18	4,088	3.09	2,117	1.81	2,163	1.56
Investments in Subsidiary and Associated Companies	463	0.42	377	0.29	10,636	9.09	9,385	6.77
Total Investments – Net	**110,135**	**100.00**	**132,126**	**100.00**	**116,990**	**100.00**	**138,675**	**100.00**



Balance Sheets Highlights (continued)

>> Loans

- In the consolidated statements, loans as of December 31, 2004 stood at Baht 592,588 million, up Baht 10,977 million, or 1.89% from September 30, 2004, comprising:

    - In the Bank-only statements, loans as of December 31, 2004 stood at Baht 563,192 million (excluding loans to subsidiary companies of Baht 14,925 million), up Baht 13,966 million, or 2.54% from September 30, 2004. In this quarter, the Bank recorded net new loans totaling Baht 27,017 million, with loan write-offs of Baht 13,051 million which include loans considered by the Bank as unrecoverable or suspected losses in repayment, classified such in accordance with the Bank of Thailand's directive dated November 15, 2004.

    - For subsidiary companies, loans as of December 31, 2004 stood at Baht 29,396 million, down from September 30, 2004 by Baht 2,990 million or 9.23%, stemming from the fact that the loan repayment amount was beyond new loans by Baht 1,323 million, together with loan write-offs of Baht 1,667 million

Loans written off by quarter are summarized below:

(Million Baht)

	Loan written-off				
	December 31, 2004	September 30, 2004	June 30, 2004	March 31, 2004	December 31, 2003
Consolidated	14,718	4,587	3,718	3,345	4,839
The Bank	13,051	2,860	2,563	2,590	2,854







Balance Sheets Highlights (continued)

- *Restructured loans*
  - In the consolidated statements, restructured loans as of December 31, 2004, totaled Baht 89,437 million, including:
    - In the Bank-only statements, there were restructured loans of Baht 70,211 million, which included performing restructured loans classified in the Pass and Special mention class amounting to Baht 40,254 million.
    - In the subsidiary companies, there were restructured loans of Baht 19,226 million, which included performing restructured loans classified in the Pass and Special mention class amounting to Baht 11,090 million.

(Million Baht)

	Restructured loans				
	December 31, 2004	September 30, 2004	June 30, 2004	March 31, 2004	December 31, 2003
Consolidated	89,437	103,909	109,004	115,389	121,547
The Bank	70,211	79,981	85,446	91,438	95,927

- *Allowance for doubtful accounts*
  - In the consolidated statements, allowance for doubtful accounts as of December 31, 2004, were Baht 39,068 million, decreasing by Baht 10,005 million or 20.39% from September 30, 2004, comprising:
    - The Bank's allowance for doubtful accounts totaled Baht 26,968 million, down from September 30, 2004 Baht 8,891 million or 24.79% due chiefly to write-offs in accordance with the Bank of Thailand's directive dated November 15, 2004.
    - The subsidiary companies' allowance for doubtful accounts as of December 31, 2004 were Baht 12,100 million, dropping Baht 1,114 million or 8.43% from September 30, 2004, resulting mainly from write-offs.





Balance Sheets Highlights (continued)

(Million Baht)

	Consolidated				
	December 31, 2004	September 30, 2004	June 30, 2004	March 31, 2004	December 31, 2003
Allowance for doubtful accounts* (Including financial institution)	46,283	59,727	63,398	65,126	68,058
Allowance required by BOT	33,839	43,303	45,235	46,216	47,913
Allowance : Allowance required	136.77	137.93	140.15	140.92	142.04

(Million Baht)

	The Bank				
	December 31, 2004	September 30, 2004	June 30, 2004	March 31, 2004	December 31, 2003
Allowance for doubtful accounts* (Including financial institution)	31,680	43,895	46,143	47,712	49,915
Allowance required by BOT	21,815	31,204	32,631	33,451	34,700
Allowance : Allowance required	145.22	140.67	141.41	142.63	143.85

*Including revaluation allowance for debt restructuring and normalized provisioning



Balance Sheets Highlights (continued)

>> Properties Foreclosed - net

- In the consolidated statements, properties foreclosed – net as of December 31, 2004, stood at Baht 17,397 million, increasing Baht 953 million, or 5.80% from September 30, 2004. The Bank-only portion was Baht 12,735 million, up Baht 402 million, or 3.26%. The Bank acquired assets from public auctions.

(Million Baht)

	Consolidated				
	December 31, 2004	September 30, 2004	June 30, 2004	March 31, 2004	December 31, 2003
Properties foreclosed	21,216	20,084	19,186	18,794	18,234
Less Allowance for impairment	(3,819)	(3,640)	(3,611)	(3,677)	(3,717)
Properties foreclosed - net	**17,397**	**16,444**	**15,575**	**15,117**	**14,517**

(Million Baht)

	The Bank				
	December 31, 2004	September 30, 2004	June 30, 2004	March 31, 2004	December 31, 2003
Properties foreclosed	16,071	15,566	15,114	14,840	14,201
Less Allowance for impairment	(3,336)	(3,234)	(3,253)	(3,336)	(3,341)
Properties foreclosed - net	**12,735**	**12,332**	**11,861**	**11,504**	**10,860**

>> Intangible Assets - net

- Intangible assets - net comprises of computer software, leasehold rights and etc. In the consolidated statements, intangible assets-net as of December 31, 2004, stood at Baht 3,523 million, increasing Baht 563 million or 19.01% from September 30, 2004. The Bank-only statements, intangible assets-net stood at Baht 2,989 million, up from September 30, 2004, by Baht 10 million, or 0.33%.





Balance Sheets Highlights (continued)

>> Derivative Contract Revaluation on the Assets Side

- In both the consolidated and the Bank-only statements, derivative contract revaluation on the assets side as of December 31, 2004 stood at Baht 6,349 million, increasing from September 30, 2004, by Baht 5,133 million, or 422%, due to Baht appreciation, which caused the gains for the Bank by the gap of forward sold contract rate and exchange rate on report date. However, it will not affect the Bank's profits and losses, since the Bank has maintained square position in its foreign exchange transactions.

- Mid Rate

Baht : USD

	December 31, 2004	September 30, 2004	June 30, 2004	March 31, 2004	December 31, 2003
Mid Rate	39.07	41.50	40.94	39.42	39.62



Balance Sheets Highlights (continued)

➤ **Total Liabilities**

- In the consolidated statements, total liabilities as of December 31, 2004 stood at Baht 757,886 million, down from September 30, 2004 by Baht 2,198 million, or 0.29%. In the Bank-only statements, total liabilities as of December 31, 2004 stood at Baht 757,594 million, down from September 30, 2004, by Baht 2,288 million, or 0.30%. Notable items included:

>> Deposits

- In both the consolidated and the Bank-only statements, deposits as of December 31, 2004 totaled Baht 705,570 million (excluding deposits of subsidiaries totaling Baht 415 million), decreasing from September 30, 2004 by Baht 5,245 million, or 0.74%, due mainly to the decreased fixed deposits.

• *Type of Deposits*

	Consolidated				
Type of Deposits	**Dec 31, 2004**	**Sep 30, 2004**	**Jun 30, 2004**	**Mar 31, 2004**	**Dec 31, 2003**
Current	5.39%	5.57%	5.33%	4.93%	5.26%
Savings	54.49%	53.36%	52.05%	52.06%	49.62%
Term – Less than 6 months	31.92%	32.54%	33.47%	33.58%	34.82%
Term – 6 months and less than 1 year	0.70%	0.73%	0.74%	0.76%	0.83%
Term – 1 year and over 1 year	7.50%	7.80%	8.41%	8.67%	9.47%
Total	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**

	The Bank				
Type of Deposits	**Dec 31, 2004**	**Sep 30, 2004**	**Jun 30, 2004**	**Mar 31, 2004**	**Dec 31, 2003**
Current	5.43%	5.58%	5.35%	4.95%	5.28%
Savings	54.47%	53.39%	52.03%	52.08%	49.61%
Term – Less than 6 months	31.90%	32.51%	33.45%	33.56%	34.81%
Term – 6 months and less than 1 year	0.70%	0.73%	0.76%	0.75%	0.83%
Term – 1 year and over 1 year	7.50%	7.79%	8.41%	8.66%	9.47%
Total	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**





Balance Sheets Highlights (continued)

>> Interbank and Money Market Items on the Liability Side

- In the consolidated statements, total interbank and money market items on the liability side as of December 31, 2004 were Baht 11,525 million, increasing Baht 697 million, or 6.44% from September 30, 2004. In the Bank-only statements, the items equaled Baht 11,165 million, up Baht 927 million, or 9.06%. This was due in large part to the higher volume of the rediscounted promissory notes to the Bank of Thailand following the BOT policy to support financial institutions' credit granting.

>> Liability payable on demand

- In both the consolidated and the Bank-only statements, liability payable on demand as of December 31, 2004 stood at Baht 7,426 million, increasing Baht 1,438 million, or 24.02%, due mainly to issuing still uncashed cashier's cheques due to the New Year festival.

>> Short-term borrowings

- In both the consolidated and the Bank-only statements, short-term borrowings as of December 31, 2004 were Baht 3,843 million, increasing from September 30, 2004 , by Baht 3,843 million, or 100% , due to the Bank has issued short-term debentures as part of its Short-term Debenture Project 1/2004 No.1-7, with 270 days to maturity, being subscription certificates, non-subordinated, non-secured, non-convertible and without representation of debenture holders to manage the capital structure of the Bank with more flexibility and variety. This was also to provide investment option for the public and the Bank's depositors.

>> Derivative Contract Revaluation on the Liabilities Side

- In both the consolidated and the Bank-only statements, derivative contract revaluation on the liabilities side as of December 31, 2004 stood at Baht 1,441 million, decreasing from September 30, 2004, by Baht 1,835 million, or 56.02%, due to Baht appreciation, which caused the losses for the Bank by the gap of forward sold contract rate and exchange rate on report date. However, it will not affect the Bank's profits and losses, since the Bank has maintained square position in its foreign exchange transactions.





Statements of Income Highlights

➢ **Net Income**

- The Bank and subsidiaries' net income for the fourth quarter totaled Baht 4,421 million, up Baht 1,054 million or 31.29% over the preceding quarter, through the following operating results.

>> Net Income from Interest and Dividend

- In the consolidated statements, net income from interest and dividends totaled Baht 7,070 million, increasing by Baht 626 million, or 9.72%, from the preceding quarter, due chiefly to the following:

• Interest and dividend income

- In the consolidated statements, income from interest and dividends was Baht 8,765 million, increasing by Baht 588 million, or 7.19% and the Bank-only portion was Baht 8,124 million, up by Baht 318 million or 4.07% from the preceding quarter, due chiefly to interest income from loans increased by Baht 636 million. The Bank-only portion was Baht 363 million, following higher loan volume.

>> Bad Debt and Doubtful Accounts

- The Bank has a policy to separate the allowance into 3 categories as follows:
  - Allowance for doubtful accounts for normal loans according to the Bank of Thailand regulations;
  - Allowance for doubtful accounts for other classified loans, revaluation allowance for debt restructuring according to the Bank of Thailand regulations, and allowance in excess of the Bank of Thailand regulations; and
  - Normalized provisioning.

  The Bank set aside the allowance for normal loans at 1% in proportion to the net incremental normal loans. In this quarter, the Bank incurred loan loss expenses for the increase in normal loans equal to Baht 123 million because normal loans grew by Baht 12,252 million from September 30, 2004.

>> Normalized Provisioning

- The Bank sets aside normalized provisioning of 0.5% of total loans, including both performing and non-performing loans, which will be gradually built up on a quarterly basis until reaching the target. In the fourth quarter 2004, the Bank set aside additional normalized provisions amounting to Baht 200 million, which brought the total sum set aside to Baht 2,400 million as of December 31, 2004.





Statements of Income Highlights (continued)

>> **Non-Interest Income**

- In the consolidated statements, non-interest income of Baht 4,251 million increased by Baht 1,609 million or 60.87% from the preceding quarter, due mainly to

- *Gain(loss) on investments*
  - In the consolidated statements, gain on investments totaled Baht 1,325 million, up by Baht 1,212 million from the preceding quarter. The Bank-only portion was Baht 1,235 million, increase by Baht 1,243 million, comparing with the previous quarter's loss, due mainly to the Bank's sale of equities securities which were not directly related to the Bank's core business during the favorable market conditions.

- *Share of profit (loss) from investments on equity method*
  - In the consolidated statements, share of profit from investments on equity method included profit (loss) of associated and subsidiary companies which were not included in the consolidated statements because the amounts were not significant. Profit (loss) of six consolidated subsidiary companies (Phethai-AMC, Ploy-AMC, PLB, KF, K-Securities, K-ASSET), were classified in each income and expense item in the financial statements. The consolidated statement showed total share of profit on equity method of Baht 13 million, down by Baht 13 million, or 50.14% from the preceding quarter.
  - In the Bank-only statements, share of loss from investments on equity method, which was the loss recognized from all associated and subsidiary companies, totaled Baht 234 million, up by Baht 197 million, or 536% over the preceding quarter due chiefly to performance of the Bank's two asset management companies (AMCs).

- *Loss on transfer of financial assets*
  - In the consolidated statements, it recorded loss on transfer of financial assets Baht amounting to 57 million, down by Baht 20 million, or 26.26% from the preceding quarter, due mainly to less volume of asset management companies' reclassification of the investments in restructured loans to loans at fair value, which was lower than book value.






Statements of Income Highlights (continued)

>> **Non-Interest Expenses**

- In the consolidated statements, it showed non-interest expenses of Baht 5,828 million, increased by Baht 922 million, or 18.80%, from the preceding quarter, comprising:

- *Fees and service expense*
  - In the consolidated statements, fees and service expenses of Baht 930 million increased by Baht 198 million or 27.05% from the preceding quarter. The Bank-only portion stood at Baht 858 million, increasing from the previous quarter by Baht 163 million or 23.52%, due mainly to the consulting fees for the IT development project of the Bank and the attorney fees.

- *Loss on impairment of properties foreclosed*
  - In the consolidated statements, loss on impairment of properties foreclosed of Baht 437 million, up Baht 320 million or 273.86% from the preceding quarter. The Bank-only portion stood at Baht 359 million, increased by Baht 299 million or 493.44% due to the Bank acquired assets from public auctions.

- *Other expenses*
  - In the consolidated statements, other expenses of Baht 683 million increased by Baht 307 million or 81.81% from the preceding quarter. The Bank-only portion stood at Bank 667 million, increasing from the previous quarter by Baht 298 million or 80.87%. This was due mainly to the increased promotion expense which was in line with the volume of business as well as the social contribution.

➢ Changed in Accounting Policies

The Bank has replaced the deferred income tax method with the tax payable method for an income tax policy. The deferred income tax method requires the estimated figure of future benefited deferred tax assets. This is deemed not possible for the Bank to make such an accurate and justify estimation which may caused significant amount of accounting profit due to the decrease of corporate income tax. In order to conform with our conservative concept, the Bank chooses to use tax payable method which will reflect in financial reporting from now on.

➢ Quality of Assets

>> Non-performing Loans (NPL)

- For the Bank and the two assets management companies, non-performing loans (including financial institutions) under the BOT criteria were recorded as follows:

(Million Baht)

	December 31, 2004			
	The Bank	Phethai Asset Management Company (Original Cost)	Ploy Asset Management Company[1]	The Bank, Phethai Asset Management Company and Ploy Asset Management Company
Non-performing loans (NPL)	56,870[2]	14,407	1,532	72,809
Total loans used for NPL ratio calculation[3]	579,885	19,002	7,939	591,901
As a percentage of total loans	9.81	75.82	19.31	12.30

(Million Baht)

	September 30, 2004			
	The Bank	Phethai Asset Management Company (Original Cost)	Ploy Asset Management Company[1]	The Bank, Phethai Asset Management Company and Ploy Asset Management Company
Non-performing loans (NPL)	55,324	16,731	1,345	73,400
Total loans used for NPL ratio calculation[3]	567,223	21,930	8,146	581,046
As a percentage of total loans	9.75	76.29	16.51	12.63

(1) Restructured loans only, which excluded non-restructured investment in loans as of December 31, 2004 and September 30, 2004 amounting to Baht 3,356 million and Baht 3,736 million, respectively.

(2) Includes restructured loans, reclassified as non-performing loans (NPLs) in accordance with the audit result of the Bank of Thailand (BoT), amounting to Baht 13,017 million, which was served by the Bank's cushion for the amount of Baht 1,386 million The BoT will officially report the Bank of its final findings by the first quarter of 2005.

(3) According to the BOT directive dated January 16, 2003, total loans used for NPL ratio calculations are loans extended to general customers, as shown on the balance sheets as "loans", and loans to financial institutions, as included in interbank and money market items..



Document no. 8





>> Classified Loans and Allowance for Doubtful Accounts

- The Bank, Phethai Asset Management Company and Ploy Asset Management Company had loans and accrued interest receivables from general customers and financial institutions (excluding non-restructured investment in loans of Ploy Asset Management Company), allowance for doubtful accounts, revaluation allowance for debt restructuring, and normalized provisioning as follows:

(Million Baht)

	Consolidated December 31, 2004			
	Loans[4] and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for calculation the Provisions	Total[5] Provision
Allowance for doubtful accounts and revaluation allowance for debt restructuring according to the BOT regulations				
1. Allowance for doubtful accounts from classified loans				
Pass	514,234	173,264	1	5,707 [6]
Special Mention	6,282	1,379	2	191 [6]
Sub-Standard	8,451	3,807	20	761
Doubtful	12,003	3,271	50	1,635
Doubtful of loss	53,389	20,342	100	20,667
Total	594,359	202,063		28,961
2. Revaluation allowance for debt restructuring				4,878
Total 1 and 2				33,839
Allowance established in excess of BOT regulations				10,044
Normalized provisioning				2,400
Total allowance for doubtful accounts, revaluation allowance for debt restructuring and normalized provisioning				46,283
Kasikorn Factoring Co., Ltd.	2,455			79
Total	596,814			46,362

(4) Before deducting unearned discounts received in advance from loans to general customers amounting to Baht 256 million and including loans and accrued interest receivables to financial institutions amounting to Baht 1,515 million.

(5) Including the allowance for doubtful accounts of financial institutions for Baht 15 million.

(6) Including the allowance for doubtful accounts of 2 asset management companies as per the Bank of Thailand's remark, which was transferred from the allowance established in excess of the Bank of Thailand regulations.

Document no. 8



Summary of operating results for the fourth quarter of 2004

(Million Baht)

	Consolidated			
	September 30, 2004			
	Loans[7] and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for calculation the Provisions	Total[8] Provision
Allowance for doubtful accounts and revaluation allowance for debt restructuring according to the Bank of Thailand regulations				
1. Allowance for doubtful accounts from classified loans				
Pass	500,928	175,313	1	5,575 [9]
Special Mention	8,334	2,399	2	288 [9]
Sub-Standard	4,603	1,404	20	281
Doubtful	5,389	1,416	50	708
Doubtful of loss	64,603	28,495	100	28,514
Total	583,857	209,027		35,366
2. Revaluation allowance for debt restructuring				7,937
Total 1 and 2				43,303
Allowance established in excess of BOT regulations				14,224
Normalized provisioning				2,200
Total allowance for doubtful accounts, revaluation allowance for debt restructuring and normalized provisioning				59,727
Kasikorn Factoring Co., Ltd.	2,310			80
Total	586,167			59,807

(7) Before deducting unearned discounts received in advance from loans to general customers amounting to Baht 172 million and including loans and accrued interest receivables to financial institutions amounting to Baht 1,572 million.

(8) Including the allowance for doubtful accounts of financial institutions for Baht 597 million.

(9) Including the allowance for doubtful accounts of 2 asset management companies as per the Bank of Thailand's remark, which was transferred from the allowance established in excess of the Bank of Thailand regulations

Document no. 8



Summary of operating results for the fourth quarter of 2004



(Million Baht)

	The Bank			
	December 31, 2004			
	Loans[4] and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for calculation the Provisions	Total Provision[5]
Allowance for doubtful accounts and revaluation allowance for debt restructuring according to the Bank of Thailand's regulations				
1. Allowance for doubtful accounts from classified loans				
Pass	518,954	183,233	1	5,190
Special Mention	5,012	956	2	100
Sub-Standard	8,451	3,807	20	761
Doubtful	12,003	3,271	50	1,635
Doubtful of loss	36,786	11,560	100	11,832
Total	518,206	202,827		19,518
2. Revaluation allowance for debt restructuring				2,297
Total 1 and 2				21,815
Allowance established in excess of BOT regulations				7,465
Normalized provisioning				2,400
Total allowance for doubtful accounts, revaluation allowance for debt restructuring and normalized provisioning				31,680

[4] Before deducting unearned discounts received in advance from loans to general customers amounting to Baht 256 million and including loans and accrued interest receivables to financial institutions amounting to Baht 1,515 million.

[5] Including the allowance for doubtful accounts of financial institutions for Baht 15 million.

Document no. 8



Summary of operating results for the fourth quarter of 2004

(Million Baht)

	The Bank			
	September 30, 2004			
	Loans [7] and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for calculation the Provisions	Total Provision [8]
Allowance for doubtful accounts and revaluation allowance for debt restructuring according to the Bank of Thailand's regulations				
1. Allowance for doubtful accounts from classified loans				
Pass	506,702	186,682	1	5,067
Special Mention	6,269	1,630	2	125
Sub-Standard	4,603	1,403	20	281
Doubtful	5,389	1,416	50	708
Doubtful of loss	45,752	19,784	100	19,784
Total	568,715	210,915		25,965
2. Revaluation allowance for debt restructuring				5,239
Total 1 and 2				31,204
Allowance established in excess of BOT regulations				10,491
Normalized provisioning				2,200
Total allowance for doubtful accounts, revaluation allowance for debt restructuring and normalized provisioning				43,895

[7] Before deducting unearned discounts received in advance from loans to general customers amounting to Baht 172 million and including loans and accrued interest receivables to financial institutions amounting to Baht 1,572 million.

[8] Including the allowance for doubtful accounts of financial institutions for Baht 597 million.



The Bank and its asset management companies recorded total allowance for doubtful accounts (including financial institutions), revaluation allowance for debt restructuring and normalized provisions and percentage of total allowance for doubtful accounts to allowance for doubtful accounts as required by the Bank of Thailand as follows:

(Million Baht)

	Consolidated		The Bank	
	December 31, 2004	September 30, 2004	December 31, 2004	September 30, 2004
Allowance for doubtful accounts for normal loans	5,707	5,575	5,190	5,067
Allowance for doubtful accounts for other classified loans, revaluation allowance for debt restructuring and allowance in excess of the BOT's regulations	38,176	51,952	24,090	36,628
Normalized provisioning	2,400	2,200	2,400	2,200
Total allowance for doubtful accounts	46,283*	59,727 *	31,680	43,895
Allowance for doubtful accounts, revaluation allowance for debt restructuring as required by BOT	33,839	43,303	21,815	31,204
As a percentage of total allowance for doubtful accounts to allowance for doubtful accounts as required by BOT	136.77	137.93	145.22	140.67

* Excluding allowance for doubtful accounts of Kasikorn Factoring Company Limited as of December 31, 2004 and September 30, 2004 amounting to Baht 79 million and Baht 80 million, respectively.



➤ **Capital Funds**

- The capital adequacy ratio as of December 31, 2004, according to the BOT rule[10], was 13.13%, while the BOT's minimum required level is 8.50%.

Details are as followed:

	Percent[10]				
	December 31, 2004	**September 30, 2004**	**June 30, 2004**	**March 31, 2004**	**December 31, 2003**
Tier-1 Capital	7.98[11]	8.29	7.23	6.81	10.46
Tier-2 Capital	5.14	5.23	5.41	5.30	7.02
Total Capital Funds	13.13[11]	13.51	12.65	12.11	17.48

[10] Excluding net profit of each period, which under Bank of Thailand's regulations, net profit in the first period is to be counted as capital after approval by the Board of Directors as per the Bank's regulations. Net profit in the second period is also counted as capital after approval of the General Meeting of Shareholders. However, whenever a net loss occurs, the capital must be immediately reduced accordingly.

[11] Excluding net profit for the six-month period ended December 31, 2004. Should the six-month period net profit ended December 31, 2004 be counted as the retained earnings, the tier-1 capital and total capital funds ratios would be 9.27% and 14.41%, respectively

Document no. 8



Summary of operating results for the fourth quarter of 2004

Financial Highlights (Consolidated Financial Statements)

As of or for the quarter ended		Dec 31, 2004	Sep 30, 2004	% Change
COMMON SHARE INFORMATION				
Per share	- basic earnings	1.87	1.42	31.15
	- book value	28.07	26.13	7.42
Share price [1]	- high	53.00	45.00	17.78
	- low	52.50	44.50	17.98
	- closing	52.50	45.00	16.67
Common shares outstanding	- average basic (Thousand shares)	2,363,605	2,363,303	(0.01)
	- end of Quarter (Thousand shares)	2,363,625	2,363,449	0.01
Market capitalization (Million Baht)		124,090	106,355	16.68
VALUE MEASURES				
Price to book value ratio (PBV)		1.87	1.72	8.72
OPERATING RESULTS (Million Baht)				
Interest and dividend income		8,765	8,177	7.19
Interest expenses		1,695	1,734	(2.23)
Net income from interest and dividends		7,070	6,443	9.72
Bad debt and doubtful accounts [2]		1,039	766	35.59
Non-interest income		4,251	2,643	60.87
Non-interest expenses		5,828	4,906	18.80
Total income [3]		11,321	9,086	24.60
Net income		4,421	3,367	31.29
OPERATING MEASURES				
Interest margin [4]		3.49%	3.16%	0.33
Efficiency ratio		51.48%	54.00%	(2.52)
Return on average assets (ROA) [4]		2.15%	1.65%	0.50
Return on average equity (ROE) [4]		27.61%	23.01%	4.60
Number of employees		10,110	10,069	0.41

[1] Local board / High-low share prices during the quarter

[2] Including loss on debt restructuring and normalized provisions

[3] Total income = Net income from interest and dividends + Non-interest income

[4] Annualized



Document no. 8

Summary of operating results for the fourth quarter of 2004



Financial Highlights (Consolidated Financial Statements)

As of or for the quarter ended	Dec 31, 2004	Sep 30, 2004	% Change
BALANCE SHEET INFORMATION (Million Baht)			
Loans	592,588	581,612	1.89
Allowance for doubtful accounts [5]	46,346	59,210	(21.73)
Non-performing loans (NPL)	72,809	73,400	(0.81)
Total assets	824,552	822,149	0.29
Deposits	705,570	710,815	(0.74)
Total liabilities	757,886	760,084	(0.29)
Shareholders' equity [6]	66,348	61,761	7.43
Average assets	823,350	814,187	1.13
Average earning assets [7]	811,359	816,230	(0.60)
Average shareholders' equity [6]	64,055	58,534	9.43
BALANCE SHEET QUALITY MEASURES			
Loans to deposits ratio	83.99%	81.82%	2.16
Tier 1 capital ratio	7.98%	8.29%	(0.31)
Total capital ratio	13.13%	13.51%	(0.38)
NPL to loans [8]	12.30%	12.63%	(0.33)
Total allowance to loans	7.82%	10.18%	(2.36)
Total allowance to NPL	63.65%	80.67%	(17.02)
NPL after allowance (Million Baht)	26,463	14,191	86.48

[5] Including revaluation allowance for debt restructuring and normalized provisioning

[6] Excluding minority interest

[7] Earning assets = Interbank and money market items net + Securities purchased under resale agreement + Investments net + Loans + Accrued interest receivables

[8] Loans used in calculation are loans to general customers and loans to financial institutions

Document no. 8



Summary of operating results for the fourth quarter of 2004



Financial Highlights (Consolidated Financial Statements)

As of or for the year ended		Dec 31, 2004	Dec 31, 2003	% Change
COMMON SHARE INFORMATION				
Per share	- basic earnings	6.49	6.27	3.51
	- book value	28.07	21.99	27.65
Share price [1]	- high	66.50	66.00	0.76
	- low	41.50	25.75	61.17
	- closing	52.50	65.00	(19.23)
Common shares outstanding	- average basic (Thousand shares)	2,362,467	2,353,010	0.40
	- end of Quarter (Thousand shares)	2,363,625	2,353,518	0.43
Market capitalization (Million Baht)		124,090	152,979	(18.88)
VALUE MEASURES				
Price to earnings ratio (PER)		8.09	10.37	(21.99)
Price to book value ratio (PBV)		1.87	2.96	(36.82)
OPERATING RESULTS (Million Baht)				
Interest and dividend income		32,999	32,786	0.65
Interest expenses		7,033	13,212	(46.77)
Net income from interest and dividends		25,966	19,574	32.66
Bad debt and doubtful accounts [2]		2,761	1,434	92.47
Non-interest income		12,095	13,693	(11.67)
Non-interest expenses		19,793	16,953	16.75
Total income [3]		38,061	33,267	14.41
Net income		15,340	14,756	3.96
OPERATING MEASURES				
Interest margin		3.20%	2.43%	0.77
Efficiency ratio		52.00%	50.96%	1.04
Return on average assets (ROA)		1.86%	1.87%	(0.01)
Return on average equity (ROE)		25.98%	33.98%	(8.00)
Number of employees		10,110	9,912	2.00

[1] Local board / High-low share prices during the year

[2] Including loss on debt restructuring and normalized provisions

[3] Total income = Net income from interest and dividends + Non-interest income